August 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated August 23, 2002

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- After consummation of the Mergers, ConocoPhillips' Common Stock and Rights will be deemed registered under the Exchange Act by operation of Rule 12g-3(c).

- Before ConocoPhillips files its initial annual report on Form 10-K after the Mergers, it may use Form S-3 or S-8 to register the offer and sale of shares covered by the ConocoPhillips plans. Before the consummation of the Mergers, ConocoPhillips may use Form S-3, Form S-8 and the Form S-4 registration statement, provided the opportunity to participate in any employee benefit plan assumed by ConocoPhillips will be offered only to present, and qualified former, employees of Conoco and Phillips, and no securities will be sold or issued under those plans until after consummation of the Mergers.

- After consummation of the Mergers, ConocoPhillips may take into account Conoco and Phillips' reporting histories under the Securities Exchange Act of 1934 in determining its eligibility to use Forms S-3, S-4 and S-8.

- After consummation of the Mergers, ConocoPhillips may take into account the prior reporting history of Conoco and Phillips in determining whether it has complied with the public information requirements of Rule 144(c)(1), including for purposes of its satisfaction of Rule 145(d)(1). ConocoPhillips' financial information and publicly available information will satisfy the obligations with respect to Conoco and Phillips in Rule 144A(d).

- Based on the facts presented, and noting in particular ConocoPhillips' undertaking to include condensed consolidating financial information for Conoco and Phillips pursuant Rule 3-10(d) of Regulation S-X in all future periodic reports filed under the Securities Exchange Act of 1934, the Division will not raise any objection if neither Conoco nor Phillips files periodic reports under Sections 13 and 15(d) of the Act in reliance on the exemption provided by Rule 12h-5.

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- ConocoPhillips may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

These positions are based in the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Keir D. Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23 2002

Richard Hall
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Re: ConocoPhillips

Dear Mr. Hall:

In regard to your letter of August 23, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Securities Act of 1933
Section 4(3)
Forms S-3, S-4 and S-8
Rules 144, 144A, 145 and 174

Securities Exchange Act of 1934
Section 12(g)
Rule 12g-3
Rule 12h-5
Regulation S-X 3-10

August 23, 2002

ConocoPhillips
Conoco Inc.
Phillips Petroleum Company

Ladies and Gentlemen:

We write on behalf of ConocoPhillips, a Delaware corporation (formerly known as "CorvettePorsche Corp.") ("ConocoPhillips"), Conoco Inc., a Delaware corporation ("Conoco"), Phillips Petroleum Company, a Delaware corporation ("Phillips"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to a number of issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising out of the forthcoming combination of Conoco and Phillips.

I. BACKGROUND.

Conoco, Phillips, ConocoPhillips, P Merger Corp. (formerly known as "Porsche Merger Corp."), a Delaware corporation and a wholly owned subsidiary of ConocoPhillips, and C Merger Corp. (formerly known as "Corvette Merger Corp."), a Delaware corporation and a wholly owned subsidiary of ConocoPhillips, have entered into an Agreement and Plan of Merger, dated as of November 18, 2001, (the "Merger Agreement"), which provides, among other things, that P Merger Corp. will merge with and into Phillips (the "Phillips Merger") and C Merger Corp. will merge with and into Conoco (the "Conoco Merger" and, together with the Phillips Merger, the "Mergers"). As a result of the Mergers, Conoco and Phillips will become wholly owned subsidiaries of ConocoPhillips. The transactions described above are collectively referred to herein as the "Transaction".

A. Exchange of Shares.

The Merger Agreement contemplates, among other things, that as a result of the Transaction (a) each outstanding share of common stock, par value $1.25 per share, of Phillips ("Phillips Common Stock"), other than shares held in the treasury of Phillips or owned by Phillips, P Merger Corp., C Merger Corp. or ConocoPhillips, will be converted into the right to receive one share of common stock, par value $0.01 per share, of ConocoPhillips ("ConocoPhillips Common Stock") and (b) each outstanding share of common stock, par value $0.01 per share, of Conoco ("Conoco Common Stock"), other than shares held in the treasury of Conoco or owned by Conoco, P Merger Corp., C Merger Corp or ConocoPhillips, will be converted into the right to receive .4677 shares of ConocoPhillips Common Stock. In addition, each share of ConocoPhillips Common Stock will have attached to it a right to purchase one one-hundredth of a share of ConocoPhillips Series A preferred stock (the "ConocoPhillips Rights"). Conoco Common Stock and Phillips Common Stock currently are registered under Section 12(b) of the Exchange Act. Both Conoco Common Stock and Phillips Common Stock currently are listed on the New York Stock Exchange (the "NYSE"). We have been advised by each of Conoco and Phillips that it is current in its respective reporting obligations under Section 13 of the Exchange Act.

ConocoPhillips will, through its ownership of all outstanding capital stock of Conoco and Phillips upon completion of the Mergers, indirectly succeed to substantially all the businesses, assets and liabilities of Conoco and Phillips as of the completion of the Mergers and will have no other material businesses, assets or liabilities as of such date. ConocoPhillips' financial statements in respect of periods ending subsequent to the completion of the Mergers will be substantially the same as those of Conoco and Phillips combined, but will reflect purchase accounting adjustments resulting from the Transaction. For accounting purposes, ConocoPhillips will be treated as the successor to Phillips and the Transaction will be treated as the purchase of Conoco. Pursuant to the Mergers, approximately 312 million shares of ConocoPhillips Common Stock will be issued to the former stockholders of Conoco and approximately 425 million shares of ConocoPhillips Common Stock will be issued to the former stockholders of Phillips. It is anticipated that, prior to the completion of the Mergers, the ConocoPhillips Common Stock, with the associated ConocoPhillips Rights, to be issued in connection with the Mergers and reserved for issuance thereafter will have been listed on the NYSE (subject to official notice of issuance).

ConocoPhillips' registration statement on Form S-4 relating to the ConocoPhillips Common Stock to be issued in connection with the Mergers (the "Registration Statement") was declared effective on February 7, 2002. On March 12, 2002, a special meeting of stockholders of Conoco and a special meeting of stockholders of Phillips (together, the "Special Meetings") were held to consider and vote upon the adoption of the Merger Agreement. Each of Conoco's and Phillips' stockholders adopted the Merger Agreement.

The Transaction is currently expected to be consummated in the second half of 2002. On completion of the Mergers, both the Conoco Common Stock and the Phillips Common Stock will be deregistered under the Exchange Act.

B. Employee Benefit Matters.

Shares of Conoco Common Stock and other employee benefit plan interests of Conoco are registered on Form S-8 for distribution pursuant to certain stock plans of Conoco (the "Conoco Incentive Plans"). Shares of Phillips Common Stock and other employee benefit plan interests of Phillips are registered on Form S-8 for distribution pursuant to certain stock plans of Phillips (the "Phillips Incentive Plans") and together with the Conoco Incentive Plans, the "Existing Plans").

Upon completion of the Mergers, all outstanding options to purchase shares of Phillips Common Stock, all stock appreciation rights with respect to shares of Phillips Common Stock and all other rights to receive shares of Phillips Common Stock or any other benefits measured by the value of shares of Phillips Common Stock, in each case granted under the Phillips Incentive Plans, will be assumed by ConocoPhillips and converted into options, rights or benefits, as applicable, with respect to shares of ConocoPhillips Common Stock on the same terms and conditions as in effect immediately prior to the completion of the Mergers.

In addition, upon completion of the Mergers, all outstanding options to purchase shares of Conoco Common Stock, all stock appreciation rights with respect to shares of Conoco Common Stock and all other rights to receive shares of Conoco Common Stock or any other benefits measured by the value of shares of Conoco Common Stock, in each case granted under the Conoco Incentive Plans, will be assumed by ConocoPhillips and converted into options, rights or benefits, as applicable, with respect to ConocoPhillips Common Stock on the same terms and conditions as in effect immediately prior to the completion of the Mergers, except that, subject to limited exceptions, the number of ConocoPhillips Common Stock subject to such options, rights or benefits will be determined by multiplying the number of shares of Conoco Common Stock subject to such options, rights or benefits, as applicable, by .4677, rounded, if necessary, to the nearest whole share of ConocoPhillips Common Stock. Subject to limited exceptions, the exercise price applicable to any option or stock appreciation right with respect to shares of Conoco Common Stock granted under the Conoco Incentive Plans will be determined by dividing the per share exercise price or base price specified in such option or right, as applicable, by .4677, rounded, if necessary, to the nearest one-hundredth of a cent.

ConocoPhillips will authorize conforming amendments to the Existing Plans necessary to reflect the assumption of the Existing Plans and, in certain cases, the extension of such plans to employees of ConocoPhillips and its subsidiaries. The plans under which such options, rights and benefits with respect to shares of ConocoPhillips Common Stock will be administered after such assumption are referred to herein as the "ConocoPhillips Plans".

C. Treatment of Debt Securities.

Conoco has five series of debt securities outstanding that were issued pursuant to effective registration statements under the Securities Act and Conoco Funding Company, a Nova Scotia corporation and a wholly owned finance subsidiary of Conoco, has debt securities outstanding that were issued pursuant to effective registration statements under the Securities Act and that are guaranteed by Conoco (collectively, the "Conoco Notes"), none of which are listed on a national securities exchange or held by more than 300 holders. Phillips has eleven series of debt securities outstanding that were issued pursuant to effective registration statements under the Securities Act (collectively, the "Phillips Notes"), nine of which are listed on the NYSE and none of which are held by more than 300 holders. At or shortly following the effective time of the Mergers, ConocoPhillips, Conoco and Phillips intend to execute supplemental indentures covering the Conoco Notes and the Phillips Notes, pursuant to which ConocoPhillips and Phillips and ConocoPhillips and Conoco, as applicable, will fully and unconditionally, and jointly and severally, guarantee (the "Guarantees") the due and punctual payment of the principal of (and premium, if any) and interest on the Conoco Notes and the Phillips Notes.

II. REQUESTS.

We request your advice as to whether the Staff would object if ConocoPhillips, Conoco and Phillips take the actions or proceed under the assumptions set forth below.

1. Availability of Rule 12g-3. ConocoPhillips requests that the Staff confirm that the ConocoPhillips Common Stock and the ConocoPhillips Rights will be properly registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 under the Exchange Act without the need to file a registration statement on Form 10 or 8-A, and that ConocoPhillips may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the ConocoPhillips Common Stock and the ConocoPhillips Rights are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Mergers and by filing the annual reports, if any, specified in Rule 12g-3(g) under the Exchange Act.

In addition, ConocoPhillips requests that the Staff confirm that any future requirement pursuant to Form S-3 or S-4 for ConocoPhillips to incorporate by reference a description of the ConocoPhillips Common Stock or the ConocoPhillips Rights may be satisfied by incorporating by reference such description from the Registration Statement or any subsequent Form 8-K.

2. Availability of Forms S-3, S-4 and S-8. ConocoPhillips requests that the Staff confirm that ConocoPhillips may, prior to the filing of its initial Annual Report on Form 10-K for the fiscal year ending December 31, 2002, use Forms S-3 or S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the ConocoPhillips Plans and any new benefit plans, stock purchase plans or stock incentive plans of ConocoPhillips.

In addition, ConocoPhillips requests that the Staff confirm that, after the completion of the Mergers, ConocoPhillips may include the prior activities and status of Conoco and Phillips in determining whether ConocoPhillips meets the eligibility requirements for the use of Forms S-3, S-4 and S-8.

3. Availability of Rules 144, 144A and 145. ConocoPhillips requests that the Staff confirm that, for purposes of Rules 144, 144A and 145 under the Securities Act, ConocoPhillips, upon completion of the Mergers, may include the prior reporting history of Conoco and Phillips in determining whether ConocoPhillips has complied with the public information requirements of Rule 144(c)(1) under the Securities Act and that ConocoPhillips' financial information and publicly available information will satisfy the obligations with respect to Conoco and Phillips set forth in Rules 144(c) and 144A(d) under the Securities Act.

4. Exchange Act Reporting Obligations. ConocoPhillips requests that the Staff confirm that it will not recommend enforcement action to the SEC if, as described herein, neither Phillips nor Conoco files separate annual and periodic reports, documents and information with the SEC under Sections 13(a) and 15(d) of the Exchange Act after the completion of the Mergers, other than Forms 8-K announcing the completion of the Mergers.

5. Section 4(3) Prospectus Delivery Requirement and Rule 174(b). ConocoPhillips requests that the Staff confirm that, in accordance with Rule 174(b) under the Securities Act, ConocoPhillips need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

III. DISCUSSION.

1. Availability of Rule 12g-3.

ConocoPhillips requests that the Staff confirm that the ConocoPhillips Common Stock and the ConocoPhillips Rights issued to stockholders of Conoco and Phillips upon completion of the Mergers shall be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3(c) under the Exchange Act, and that ConocoPhillips may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the ConocoPhillips Common Stock and the ConocoPhillips Rights are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Mergers and by filing the annual reports specified in Rule 12g-3(g) under the Exchange Act.

Rule 12g-3(c) under the Exchange Act provides that where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the ConocoPhillips Common Stock and the ConocoPhillips Rights, are issued to the holders of classes of securities of two or more other issuers that are each registered pursuant to Section 12 of the Exchange Act, such as the Conoco Common Stock and Phillips Common Stock (both registered under Section 12(b) of the Exchange Act), the class of securities so issued shall be deemed registered under the same paragraph of Section 12 of the Exchange Act. Rule 12g-3(f) provides that the issuer of the securities deemed registered pursuant to Rule 12g-3(c) shall indicate on the Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the direct acquisition of the assets comprising a going business by merger. We have presumed that the merger process used to effect the Mergers will not prevent ConocoPhillips from being deemed to have made a "direct acquisition" of the businesses of Conoco and Phillips and thus to be a successor to Conoco and Phillips. The Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor through a second-stage merger. See Kerr-McGee Corporation (available July 31, 2001); AOL Time Warner Inc. (available November 15, 2000); NSTAR (available July 29, 1999); Central Maine Power Company (available October 28, 1998); Central Hudson Gas & Electric Company (available September 16, 1998); Southern California Water Company (available June 29, 1998); Payless ShoeSource, Inc. (available April 20, 1998); Idaho Power Company (available March 16, 1998).

In accordance with previous no-action positions taken by the Staff, ConocoPhillips plans to include in a Form 8-K filed in connection with the Mergers a statement that the ConocoPhillips Common Stock and the ConocoPhillips Rights being issued in connection therewith are registered under Section 12(b) of the Exchange Act. We believe that upon completion of the Mergers and the filing of such Form 8-K, ConocoPhillips Common Stock and the ConocoPhillips Rights will be properly registered under Section 12(b) of the Exchange Act without the need to file a registration statement on Form 10 or 8-A.

2. Availability of Forms S-3, S-4 and S-8.

A. Employee Benefit Matters.

ConocoPhillips intends to file registration statements on Form S-3, Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by certain of the ConocoPhillips Plans. In order for such ConocoPhillips Plans to be operational upon completion of the Mergers, ConocoPhillips, subject to a favorable response to this letter, intends such registration statements or post-effective amendments to be filed and become effective prior to or upon completion of the Mergers and prior to the filing by ConocoPhillips of its initial Annual Report on Form 10-K.

As stated above, both Conoco Common Stock and Phillips Common Stock and other participation interests are registered on Form S-8 for distribution pursuant to the Existing Plans. All options, rights and benefits granted under the Existing Plans will become options, rights and benefits with respect to ConocoPhillips Common Stock and the Existing Plans will be assumed, effective upon the effectiveness of the Mergers, as the ConocoPhillips Plans, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. See Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra; Science Applications Int'l Corp. (available August 13, 1997); Texas Utilities Company (available June 4, 1997); Time Warner Inc. (available October 10, 1996) ("Time Warner III"); Allegheny Teledyne, Inc. (available August 30, 1996).

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-3, S-4 or S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-3, S-4 or S-8 registration statements will be offered only to existing employees of the two companies subject to the transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of the transaction. See Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra; Science Applications Int'l Corp., supra; Texas Utilities Company, supra; Time Warner III, supra; Allegheny Teledyne Inc., supra. Accordingly, ConocoPhillips will limit the opportunity to participate in the ConocoPhillips Plans subject to a Form S-3, S-4 or S-8 registration statement to existing employees, which includes certain former employees[1] of Conoco and Phillips and their respective subsidiaries. Finally, ConocoPhillips will not issue or sell any securities pursuant to any ConocoPhillips Plans under the Form S-3, S-4 or S-8 registration statements prior to the effective time of the Mergers.

In view of the foregoing, including the limitations described above, we request that the Staff confirm that ConocoPhillips may file Forms S-3, S-4 and S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the ConocoPhillips Plans and any new benefit plans, stock option plans or stock incentive plans of ConocoPhillips and allow them to become effective prior to or upon the completion of the Mergers. The Staff has taken this position in other cases involving similarly structured transactions. See Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra; Science Applications Int'l Corp., supra; Texas Utilities Company, supra; Time Warner III, supra; Allegheny Teledyne, Inc., supra.

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[1] General Instruction A.1(a) to Form S-8. Former employees of Conoco and Phillips and their subsidiaries who are continuing participants in the Existing Plans will be afforded the same opportunity under the ConocoPhillips plans to exercise employee benefit plan stock options, to subsequently sell the securities and to acquire ConocoPhillips securities pursuant to the terms of the Existing Plans. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. See, e.g., AOL Time Warner, supra.

B. Forms S-3, S-4 and S-8 Generally.

ConocoPhillips is also requesting that the Staff confirm that, upon the completion of the Mergers, ConocoPhillips may include the prior activities and status of Conoco and Phillips in determining whether ConocoPhillips meets the eligibility requirements for the use of Forms S-3, S-4 and S-8. General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Consistent with General Instruction I.A.7 to Form S-3, the proposed succession of ConocoPhillips to the businesses, assets and liabilities of Conoco and Phillips will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of ConocoPhillips immediately after the completion of the Mergers will be the same as the consolidated assets and liabilities of Conoco and Phillips immediately prior to the completion of the Mergers. Each of Conoco and Phillips currently meets the conditions for use of Form S-3 and S-4 and expects to do so immediately prior to the completion of the Mergers. In addition, any Form S-3 filed by ConocoPhillips prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of the predecessor companies containing all information required by Regulation S-X. See AOL Time Warner Inc., supra.

Accordingly, we request that the Staff confirm that, after the completion of the Mergers, ConocoPhillips will be entitled to take into account the activities and status of Conoco and Phillips prior to the completion of the Mergers in determining whether ConocoPhillips is eligible to use Form S-3, and in determining whether ConocoPhillips "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming compliance with its Exchange Act reporting obligations, ConocoPhillips will be eligible immediately after the completion of the Mergers to use Forms S-3 and S-4. The Staff has taken similar positions with respect to the eligibility for use of Forms S-3 and S-4 in the context of transactions similar to the Transaction. See Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra; Texas Utilities Company, supra; Time Warner III, supra.

Similarly, it is our view that ConocoPhillips, upon completion of the Mergers, will be entitled to rely on the prior activities and annual reports of Conoco and Phillips in determining whether it shall be deemed to have met the requirements of General Instruction A to Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. See, e.g., Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra; Texas Utilities Company, supra; Time Warner III, supra.

3. Availability of Rules 144, 144A and 145.

Rules 144, 144A and 145 under the Securities Act provide a safe harbor exemption from the registration requirements of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the Securities Act requires that current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. In furtherance thereof, Rule 144(c)(1) under the Securities Act requires that the issuer either (a) have securities registered pursuant to Section 12 of the Exchange Act, have been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale or (b) have securities registered pursuant to the Securities Act, have been subject to the reporting requirements of Section 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale. Similarly, Rule 144A(d) under the Securities Act requires that current financial information be available with respect to an issuer at the time of a transfer pursuant to such rule. Finally, Rule 145(d)(1) under the Securities Act requires that the issuer comply with the public information requirements under Rule 144(c) under the Securities Act.

ConocoPhillips hereby requests that the Staff confirm that, for purposes of Rules 144, 144A and 145 under the Securities Act, ConocoPhillips may include the prior reporting history of Conoco and Phillips in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act, and that ConocoPhillips' publicly available information and financial information, to the extent it is required, will satisfy the obligations with respect to Conoco and Phillips set forth in Rule 144(c), Rule 144A(d) and Rule 145(d)(1) under the Securities Act. We believe these requests are appropriate since ConocoPhillips will, on a consolidated basis, have substantially the same assets, businesses and operations as Conoco and Phillips prior to the completion of the Mergers and will be the successor to Conoco and Phillips. Each of Conoco and Phillips has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for many years. See Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra; Texas Utilities Company, supra; Time Warner III, supra; Pennsylvania Power & Light Company (available March 3, 1995).

4. Exchange Act Reporting Obligations.

A. Deregistration of Common Stock.

It is anticipated that in connection with the consummation of the Mergers, the NYSE will file with the SEC applications on Form 25 to remove the Phillips Common Stock and the Conoco Common Stock, respectively, from listing and registration thereon, pursuant to Rule 12d2-2(a)(3) under the Exchange Act. Upon such termination of the Section 12(b) registration of the Phillips Common Stock and the Conoco Common Stock, ConocoPhillips, on behalf of Conoco and Phillips, intends to file certificates on Form 15 deregistering Conoco Common Stock and Phillips Common Stock registered under Section 12(g) of the Exchange Act. Subject to obtaining the no-action relief requested in this Section 4.A, the filing of the Forms 15 will relieve Phillips and Conoco, pursuant to Rules 12g-4 and 12h-3 under the Exchange Act, from the duty to file annual and other periodic reports under Sections 13(a) and 15(d) of the Exchange Act arising out of the registration of the Phillips Common Stock and the Conoco Common Stock.

We recognize that the use of Rule 12h-3 for the suspension of reporting obligations under Section 15(d) of the Securities Act is limited by Rule 12h-3(c). Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act. Each of Conoco and Phillips have filed registration statements on Form S-8 relating to employee benefits plans, which became effective prior to fiscal year 2002 but have been automatically updated in fiscal year 2002 for purposes of Section 10(a)(3) through Phillips' and Conoco's respective Exchange Act filings. In addition, Phillips has one shelf registration statement that became effective in fiscal year 2000 relating to, among other things, the issuance of warrants, preferred stock, trust preferred securities and Phillips Common Stock. Conoco has one shelf registration statement that became effective in fiscal year 2001 relating to Conoco Common Stock. In each case, the registration statements have been automatically updated in fiscal year 2002 for purposes of Section 10(a)(3) through Phillips' and Conoco's respective

Exchange Act filings. As a result, Rule 12h-3(c) may prevent Conoco and Phillips from suspending their respective duty to file periodic reports under Section 15(d) since these registration statements have been updated in fiscal year 2002 for purposes of Section 10(a)(3) of the Securities Act.

We respectfully submit that Conoco and Phillips should be granted a suspension of their duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c). We note that the Staff has previously stated that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. See Letter to C. Michael Harrington (available January 4, 1985).

Furthermore, the Staff has indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. The Staff has previously stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Release No. 34-20263 (October 5, 1983). We note that no purchaser of Phillips Common Stock or Conoco Common Stock pursuant to Phillips' or Conoco's shelf registration statements will remain a stockholder of Phillips or Conoco upon consummation of the Mergers and, accordingly, there will be no "investing public" with respect to the Phillips Common Stock or Conoco Common Stock for which it is necessary to assure complete information. Therefore, we believe that the benefits of periodic reporting by Phillips and Conoco will not be commensurate with the financial and administrative burdens imposed by a literal reading of Rule 12h-3(c).

Moreover, following completion of the Mergers, ConocoPhillips, as successor to Conoco and Phillips, will become subject to the reporting requirements of Section 13(a) of the Exchange Act and make all filings containing the quarterly and annual financial information required by the Exchange Act in respect of periods ending after the consummation of the Mergers. In light of the fact that ConocoPhillips will be the entity that has a continuing reporting obligation under the Exchange Act, we believe that adequate information will be available to the public.

In a number of analogous cases, the Staff has recognized that a literal reading of Rule 12h-3(c) can have unintended consequences and has taken a no-action position similar to that requested herein. See Texas Micro Inc. (available February 9, 2000); Exxon Mobil Corp. (available February 7, 2000); Wells Fargo & Co. (November 12, 1998); Sano Corp. (March 23, 1998).

B. Rule 12h-5.

As described Section 4.A above, in connection with the Mergers, ConocoPhillips, Phillips and Conoco intend to relieve Phillips and Conoco from the duty to file annual and other periodic reports under Sections 13(a) and 15(d) of the Exchange Act arising out of the registration of the Phillips Common Stock and the Conoco Common Stock. Subject to obtaining the no-action relief requested in this Section 4.B, ConocoPhillips, Phillips and Conoco also intend to relieve Phillips and Conoco from the duty to file annual and other periodic reports under Sections 13(a) and 15(d) of the Exchange Act arising out of the existence of the Phillips Notes and the Conoco Notes upon the effectiveness of the Guarantees. As a result of the actions described in the preceding two sentences, Phillips and Conoco would no longer be required to file annual and other periodic reports under Sections 13(a) and 15(d) of the Exchange Act.

At or shortly following the effective time of the Mergers, ConocoPhillips, Conoco and Phillips intend to execute supplemental indentures covering the Conoco Notes and the Phillips Notes, pursuant to which ConocoPhillips and Phillips and ConocoPhillips and Conoco, as applicable, will fully and unconditionally, and jointly and severally, guarantee the due and punctual payment of the principal of (and premium, if any) and interest on the Conoco Notes and the Phillips Notes.[2] Rule 12h-5 under the Exchange Act exempts issuers of guaranteed securities from the requirements of Section 13(a) or 15(d) of the Exchange Act where the parent company's periodic reports include modified financial information as permitted by paragraphs (b) through (f) of Rule 3-10 of Regulation S-X.

Rule 3-10(d) of Regulation S-X applies where a subsidiary (such as Phillips and Conoco) issues securities and such subsidiary's parent company and one or more other subsidiary of that parent company guarantee those securities. Rule 3-10(d) provides that the "registration statement, parent company annual report, or parent company quarterly report" need not include financial statements of the subsidiary issuer if:

(1) The issuer is 100% owned by the parent company guarantor;
(2) The guarantees are full and unconditional;
(3) The guarantees are joint and several; and
(4) The parent company's financial statements are filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X, and include, in a footnote, specified condensed consolidating financial information for the same periods.

ConocoPhillips, Phillips and Conoco meet the first three requirements of Rule 3-10(d). Each of Phillips and Conoco are 100% owned by ConocoPhillips. The Guarantees will be full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X and joint and several.

With respect to the fourth requirement of Rule 3-10(d), prior to the effective time of the Mergers, ConocoPhillips will not be a reporting company for purposes of Sections 13(a) and 15(d) of the Exchange Act. As a result, ConocoPhillips will not have filed the reports required by Rule 3-01 or 3-02 of Regulation S-X. However, ConocoPhillips will, on a consolidated basis, have substantially the same assets, businesses and operations as Conoco and Phillips prior to the completion of the Mergers and will be the successor to Conoco and Phillips. Each of Conoco and Phillips has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for the requisite periods. Moreover, ConocoPhillips will prospectively include the required condensed consolidating financial information in all future Exchange Act reports that require consolidated financial statements to be presented. In addition, ConocoPhillips will provide the trustees under the indentures relating to the Phillips Notes and the Conoco Notes with copies of all reports and other documents that ConocoPhillips may be required to file with the SEC under Section 13(a) and 15(d) of the Exchange Act.

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[2] We are of the view, based on the Staff's prior "no action" letters, that ConocoPhillips may issue the Guarantees without registering the Guarantees under the Securities Act and that none of ConocoPhillips, Conoco and Phillips will be required to qualify the supplemental indentures under the Trust Indenture Act. In particular, we note that the Guarantees will not constitute offers or sales of securities requiring registration under the Securities Act or the qualification of the supplemental indentures under the Trust Indenture Act since (i) none of ConocoPhillips, Conoco or Phillips will receive any consideration from the holders of the Conoco Notes or the Phillips Notes in connection with the Guarantees, (ii) none of ConocoPhillips, Conoco or Phillips is required to guarantee any of the Conoco Notes or the Phillips Notes by any indenture or other agreement and (iii) ConocoPhillips, Conoco and Phillips may execute the supplemental indentures without the consent of the holders of the Conoco Notes or the Phillips Notes and no such consents have been or will be solicited. We are also of the view that Conoco and Phillips will not be required to file with the trustees copies of reports required to be filed under the Exchange Act, although ConocoPhillips intends to furnish such reports to the trustees. See Allegheny Teledyne, supra; AOL Time Warner Inc., supra; Time Warner III, supra.